SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K
               REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2003


                                  Optibase Ltd.


                                2 Gav Yam Center
                                  7 Shenkar St
                                 P.O.Box , 2170
                                 Herzliya 46120
                                     Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X Form 40-F _______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ______ No X


If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-   N/A










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                                  Exhibit Index


Exhibit
Number                         Description of Document
            99.1 Press Release describing First Quarter 2003 Results


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



                                    SIGNATURE
Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  Optibase Ltd.
                                  (Registrant)


                            By: /s/ Zvi Halperin
                                ----------------
                            Name:  Zvi Halperin
                            Title: President and Chief Financial Officer


Date: May 1, 2003


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